

The Patented, Research-Backed Stress-Relief Device Creating a Paradigm Shift in the **$5T Wellness Market**

〜 sensate

SENSATE

Patented, Research-Backed Stress-Relief Device Creating a Paradigm Shift in the $5T Wellness Market

getsensate.com   Camden, DE | Technology | Female Founder | Hardware | Ecommerce | Retail |

Highlights

1. $5.32M revenues in 2023, Sold in 50+ countries

2. "A genius device" by Forbes & TIME Best Invention of 2022

3   58 million+ Sensate minutes delivered globally

4   Backed by 9 venture funds incl. TenOneTen, Unlock, Incisive, Expert DOJO & Dangerous

5   Selling D2C + in world-class retailers including Harrod's, BestBuy & Amazon

6   82% of users report decrease in stress after 28 days with Sensate, average decrease 48%

7   Featured in TIME, BBC, Forbes, People, Buzzfeed, Vogue & more

Featured Investor

 **Unlock Venture Partners**

Invested $930,000 ⓘ

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unlockvp.com

Sanjay Reddy, Co-Founding Partner

"Investing in Sensate has been an incredible journey as we witnessed the company's rapid growth in addressing the major global stress epidemic that was materially exacerbated by the advent of Covid. Under Anna Gudmundson's leadership, Sensate has achieved remarkable expansion, diversifying its revenue streams and successfully launching in global markets. Their deep understanding of consumer needs positions Sensate as a leader in the wellness industry.

Unlock Venture Partners, based on the west coast of the US, was founded in 2017 by Sanjay Reddy, Andy Liu, and Raazi Imam. Our team has extensive experience in diverse sectors, including technology, media, and finance as well as prior founder, operator and executive experience throughout the lifecycle of companies - from operator and executive experience throughout the lifecycle of companies - from startups to Fortune 100 companies. We manage assets exceeding $100 million and have become a significant player in the startup ecosystem, particularly in the Seattle and Los Angeles regions. 6 of the 22 companies we invested in in our first fund have been acquired, with 19 out of the 22 receiving subsequent funding at higher valuations than our initial investment, including by leading later stage investors such as NEA, Union Square Ventures and Matrix.

We are founders and operators that invest in seed-stage tech entrepreneurs who use data and AI to build world-changing companies. Sensate and its founders exemplify that. We're excited about the company's immense potential and positive impact on society."

Our Team



Anna Gudmundson CEO & Co-founder

An established business leader with 20+ years of experience leading organizations in exponential technologies. From scale mobile innovation at Lucent Technology two decades ago, to CEO in wearables, Anna has raised >$10M for public and private companies.



Stefan Chmelik Creator & Co-founder

An integrated medicine physician and founder of New Medicine Group in London's world-famous Harley Street, Stefan created a world-class team with 300 years of combined clinical excellence specializing in complex stress and mental health issues.



Eddy Vaisberg CFO

Eddy spent 5 years at BCG, focusing on consumer products and finance. He went on to found 3 companies, raising $15M+ in VC. In addition to CFO at Sensate he is also the founder of the VC fund MindEd Ventures.



Massimiliano Bariola CTO



Massimiliano pioneered mobile fleet tracking and patented HW/SW for human-machine interfaces. His 20+ years in tech includes leading TISCALI's automotive Web Portal Project (10 countries, 8 languages).



Mary Hendra CoS

Mary has 25+ years in hiring and leading teams. Mary has been an executive leader and founder connecting public/private sectors, scaling programs at an international non-profit and serving on Boards.



Sebastián Brea DTC Marketing & Customer Success

Sebastian founded AnimaEdu.com and developed 'Pausa', a leading meditation app in Latin America. His sales/marketing experience includes boosting Facebook's ad revenue and launching Meta's first Spanish LatAm reseller program.



Michelle Laven Partnerships

Michelle, with 25 years in startups, scale-ups, non-profits and SMEs, is Sensate's longest-serving member. Her focus on partnerships has created a strong influencer program and practitioner affiliate community.



Marina Serra Finance & Operations

Marina, with 13+ years in strategy, performance assessment, and data analysis, has contributed to Unilever, Amazon Marketplace, and SME consulting. Her work includes company setup, market expansion, cash flow analysis, and compliance.



Frank Fitzpatrick Advisor, Sound & Science

Frank, an award-winning executive and wellness expert, merges sound, health, music, and tech. As Apple's first Music & Health Specialist, he's a key figure in the Hearables Tech Revolution.



Stephanie Hannon Advisor, Product

 Stephanie has 20+ years building global large-scale consumer and internet technologies including Gmail, Google Maps, Transit, Facebook, and Strava. She led Google's COVID-19 Exposure Notification project with Apple (500M users in <1 year).

 ## Martin Tobias Advisor, Financing & Growth

Martin, founder of Incisive Ventures, ex-Accenture and Microsoft, raised $500M+ as CEO with 2 IPOs. Angel in 250+ companies, personally in 70 startups, LP in 12+ VC funds. Early investor in Google, Docusign, OpenSea, and 12+ Unicorns.

The Patented, Research-Backed Stress-Relief Device Creating a Paradigm Shift in the $5T Wellness Market

Sensate is sold in 50+ countries and generated $5.32m in revenue in 2023. The previous funding round allowed the company to successfully roll out subscription, which has delivered both great value to Sensate users all over the world, as well as recurring revenues to the business. We have also furthered our global expansion with new effective sales channels, and ensured improved product quality.



$5.32M	50 +	58M
2023 Net Revenues Achieved	Countries Where Sensate Is Sold	Sensate Minutes Completed Worldwide

This raise will enable Sensate to invest in the manufacturing, marketing & sales support needed to meet the increased demand for Sensate in the $5.46 Trillion wellness market.

Sensate is the **Future of Stress Management**, Powered by the Natural Genius of the Body

Sensate is a patented, research-backed infrasonic resonance system that delivers fast, effective stress relief. How? Sensate uses pure sound frequencies, from infrasound to the top end of the audible range, working through completely natural processes already present inside your body and nervous system, creating the conditions for calm without the usual requirement of years of meditation practice.



75% of all doctor visits are **stress-related**

(*[source](#))

Stress has become a societal health crisis—and it's only getting worse.

Global stress levels have risen steadily since 2018, and exploded since the pandemic - driving feelings of helplessness and distress. In a 2022 study by the American Psychological Association, <u>over 76% of American adults reported</u> feeling negative health impacts caused by stress that disrupted their daily life.

Prolonged exposure to chronic stress can result in a cascading list of negative health outcomes, including depression, diabetes, heart disease, viral infection, and <u>has even been linked to cancerous tumor development</u>. Rates of chronic illness have increased steadily and <u>are expected to grow as our population ages</u>.

Our Mission

Sensate is shifting humanity from stress and anxiety to peace and wellness.

What would the world look like if millions of people could access profound relaxation in **just 10 minutes?**

Popular solutions to stress reduction and relaxation—including mental health apps, therapy, medication, and meditation all have their place but aren't solving the problem for the vast majority of people given they require discipline, ongoing practice and time or may be costly, difficult to use, or have side effects.

Sensate's patented relaxation device delivers effortless stress relief in as little as 10 minutes. All you have to do is lie down, turn it on, and let Sensate and your body do the work for you. We've created a more human and accessible approach to controlling stress by revolutionizing self-regulated relaxation, with life-changing short and long-term effects.

Sensate has simplified daily stress management for everyone.

The Science of Sensate



To Understand Sensate, You First Need to Understand the Science of Stress.
When a stressful situation occurs, the sympathetic nervous system is activated, triggering a "fight, flight or freeze" response.
When the threat and associated stress is gone, the parasympathetic nervous system, led by the vagus nerve, is activated to restore feelings of relaxation and balance.
The vagus nerve is responsible for mood regulation, immune response, digestion, and heart rate. Good vagal tone is one of the most effective ways to increase resilience to the corrosive effects of negative stress.

Sensate uses the science of stress recovery to relax the sympathetic nervous system in as few as 10 minutes, improving long-term sleep and bolstering stress resilience. Sensate sessions provide measurable relief from the first session.

Sensate is Easy to Use



1

Put your headphones on, settle into a comfortable place, and put the Sensate pebble on your chest.

2

The Sensate pebble sends gentle, low–frequency infrasonic waves resonating throughout you chest.

you chest.

How It Works

3

Soothing synchronized soundscapes play via the app, giving you an immersive relaxation experience that is designed to calm the vagus nerve, key nerve linked to stress reduction.

Sensate Patented Wellbeing - How it Works

Sensate Patented Technology

Watch later   Share

Sensate is an innovation in wellness technology

Watch on ▶ YouTube

Sensate is part of a consistent, long-term relaxation routine.

Sensate - A Partner
at Every Stage of the
Wellness



Developed in clinic based on decades of experience helping tens of thousands of patients with stress and trauma-related health conditions, Sensate's innovative, patented device+app infrasonic solution is the first of its kind and offers a unique access to calming the nervous system. Rooted in ancient traditions and knowledge, Sensate uses modern technology to activate the body's natural calming system.

Sensate Works: the Proof is in Our Traction

Since launch in Q4 2019, Sensates has achieved over $15M in total revenues from over 50 countries around the world.

Tools with the impact of Sensate are often kept behind clinic walls. Instead, we proved demand and impact with a focus on direct-to-consumer sales, seeing 100% YoY revenue growth for three years in a row 2019 - 2022. The Sensate device has a retail price of $299.

2019-22 Product Market Fit + DTC Growth (Stage 1 & 2)



Next, we turned towards building out a subscription model to deepen user engagement, strengthen positive impact and create recurring revenue streams. With support from our first crowdfunding campaign - we launched our Plus subscription, in addition to the free version on iOS and Android in early 2023.

The Sensate Plus subscription is $50/year and gives immediate access to a rich library of Sensate sessions beyond those available in the free option. The subscription has been hugely successful, with an attach rate over 50%, and user engagement over 200%! In addition to these important strategic deliverables, we achieved revenues of $5.32M in 2023. The Plus subscription continues to be greatly successful, and from 2024 we start to have compounding annual renewals, growing the recurring revenues in addition to new customers.





The second part of 2023 was primarily focused on optimizations and improving efficiencies, both internally and in our sales & marketing channels. Since launching our B2B2C and affiliate partnerships, we have placed Sensate in Walmart, Best Buy, LifeMD, Harrods, Touch of Modern, Healf.com, Biohacker Center and Spree Shop; increasing our reach and accelerating our growth.

Sensate's Future is Transformational

Our traction validates what we already know; Sensate genuinely works, serves an enormous market, and is needed by a very large number of people.

Our trajectory through 2024 and beyond is set to transform Sensate into a global wellness brand. We look to build on the strength of the company through additional products, increased channels and accessibility, and an exponentially growing consumer base. For example, we project to grow our affiliate partnerships by 125% this year.

2023 already saw a healthy diversification of revenues, and as we continue to build partnerships, revenue streams, and complementary sales channels, we reach more people and accelerate towards our mission next year and beyond.

Sensate continues to relieve stress for millions of people worldwide, creating an **ecosystem of long-term, loyal customers.**

With the growth of our subscription service, our margins are on track to significantly improve, maximizing profit per unit and enabling us to expand into other distribution channels in sectors that benefit from a high-adoption stress relief solution.

Success is making positive impact on people's lives, globally.

Our Customers Around the World See Results



You put it on, and you just go into an altered, super chill state. I really love it.



Dave Asprey, "Father of Biohacking" & Founder of Bulletproof



I've now been using my Sensate for months and can honestly say it's been such a benefit in terms of helping me feel generally more calm, but most importantly supporting me in falling asleep at night, which was one of my biggest issues. Since using Sensate myself, I've started recommending it to clients, and the results they feed back have also been really positive.

Nicola Moore, Nutritionist







Sensate is also good if you wake up at night and need to lull yourself back to sleep, if you need to work on increasing your HRV score, or if you tend to have trouble quieting racing thoughts.

Ben Greenfield, BenGreenfield Fitness



90.5% of survey users report Sensate is equally or **more effective** than prescribed drugs, meditation and other technology

Research Studies Confirm what our Users Experience

See the full results of our four human research studies **here**

Maastricht Study

- ✓ **45 – 60 minutes** additional sleep per night
- ✓ Sleep latency = **fall asleep faster**
- ✓ Identify **reduced** anxiety

Hours of sleep

Hours of sleep

- Hours sleep pre
- Hours sleep Post

Time to fall asleep

Minutes to Fall Asleep

- Falling asleep pre
- Falling asleep Post

THETA
Before Sensate Session

THETA
During Sensate seesion

Lisbon Study

- ✓ Significantly **lowered heart rate**
- ✓ **26% increase** in meditation–like Theta brainwaves
- ✓ **27% decrease** in stress–like Beta brainwaves

Showing effectiveness in moving people into a meditative state from first Sensate session

Media Interest & Exposure

Even Barbie benefits from Sensate, as we were thrilled to discover when we were mentioned in this Vogue article.



VOGUE

CELEBRITY BEAUTY

The One Surprising Skin Essential Margot Robbie And Her Fellow Barbies Swore By During Filming



During each facial treatment, Vico placed a device called <u>Sensate</u> onto the Barbies' chests. An innovative stress relief device, which is the size of the palm of your hand, it emits infrasonic frequencies and sound, which signal to the all-important vagus nerve, which connects the gut and the brain, to relax the body. "It tones the vagus nerve, which regulates the nervous system, boosts serotonin and reduces stress," explains Vico of the little-known device. "Reducing stress is key to keeping skin stable and healthy – it's easy to do a facial ahead of a red carpet, but when you're filming for five months straight, you have to work on all levels of the skin, body and mind."

Photo by Samir Hussein

Sensate has been mentioned over 400 times in the press, including featured in these notable publications:

Forbes
"Sensate is a non-invasive, super-simple tool for stress reduction"

MEN'S JOURNAL
"What the Sensate brings to the table is a truly immersive experience when it comes closing your eyes and wallowing in the sounds that calm you"

Mashable
"I found myself utterly addicted to its calming time-distorting effects"

THE TIMES
"Sensate: ten minutes is like a power nap, the new key to stress relief"

Women's Fitness
"The 20-minute sessions were plenty long enough to deeply relax me in preparation for bed"

METRO
"After just a few minutes I was in an enhanced state of relaxation and drifted off into a much deeper

In addition to great testimonials and prolific press, Sensate has been recognized with multiple awards.



The Wellness Market is Experiencing Explosive Growth

The global health and wellness market was valued at USD $5.46 Trillion in 2023 and is expected to reach over USD $13.89 Trillion by 2032 (*[source](#)*).

The Wellness



Specifically, the Health and Wellness Devices segment (including fitness bands, trackers, and other wearable devices) is projected to expand from USD $0.4 Trillion in 2020 to USD $1.35 Trillion by 2026, with a robust CAGR of 23.3% in the forecast period.

Health & Wellness Devices Market

CAGR of 23.3%

$1.35 Trillion

$0.4 Trillion

2022

2026

Sensate fits within this market as well as related wellness segments such as Personal Care & Beauty, Mental Wellness, High Performance, Recovery, Holistic Health, and Spas. While designed to be used easily by individuals in home settings, Sensate is also used in healthcare settings - as a General Wellness Product - in order to improve outcome of other

treatments, as the ability to reduce stress is often a critical aspect determining the effectiveness of other interventions.

We were excited to learn that Tracxn had independently rated Sensate a minicorn; a company on track to become a Unicorn. A Unicorn in the tech start-up world is a company reaching a $1B valuation.


Tracxn
Sensate was rated a minicorn
by Tracxn in 2023
sensate
Minicorn
"A Minicorn is a company which is likely to achieve US $1 billion valuation in the medium to long term."

Investor Confidence: Sensate's Performance and Growth Trajectory

Our investors are incredibly supportive and encouraged by the performance to date. We have a revenues-to-funds raised ratio of 200% (2:1). 70% of institutional investors have invested multiple times.

Sensate has achieved numerous crucial startup milestones, demonstrating a successful product launch, effective commercialization strategies, and a strong product-market fit within an immeasurable market. The early traction has been very strong, validating the product offering's appeal to a wide audience.

Moreover, the year 2023 marked significant progress in diversification of distribution channels, enhancing operational efficiencies, and successfully introducing recurring revenues through our subscription offering.

At present, the company is poised to achieve cash break-even status and undergo substantial scaling.



Your Investment Will Unlock the Next Milestone of Growth

We are at a **pivotal moment in our growth.** The Wefunder round will be used to invest in expanding our sales channels and securing our path to profitability.

Use of the Funds



Our Experienced Team is Unmatched

Our co-founders have the operational, scientific and business acumen to bring Sensate to the next level. Our global team of 27 full and part time members are located on three continents, keeping us close to our markets and supporting our expansion.

What sets Sensate's team apart is our emphasis on collaboration, proactive communication, and unwavering motivation, which drives our rapid success. Clear alignment on strategy throughout the organization, coupled with transparency and a dedication to individual growth opportunities, self-care, and high performance, translates directly to increased effectiveness as a team.

Our rockstar Advisory Board has the subject matter expertise, network connections and business track record to continue to guide Sensate to greater, more profitable heights.

In addition to the experienced co-founders, the Board of Directors non-executive members bring the insight and experience of executive leadership at public companies, multiple exits, founding partners and serial CEO roles. Their steadfast support of Sensate in opening

opportunities, informing strategic decisions, and facilitating connections enables bold moves with confidence.



Non-Executive Board Members
Maryellen Gleason
Board Chair
• 5X CEO with 20+ years leading boards and teams across Fortune 500 and multi million-dollar foundations.
• Raised $100M+ for classical music, generating $260M ARR plus $20 to $30M in voice, video, and equipment sales.
Sanjay Reddy
Board Director
• Co-founding partner; Unlock Venture Partners
• Previously co-founder & CEO of Live Matrix (Live Web data) & OVGuide (online video guidance)
Bertrand Velge
Board Director
• Director of 2 NASDAQ-listed companies LifeMD (telehealth) & QCI (Quantum software and computing)
• 25+ years' experience in multi-disciplinary ventures and investing

How We Run This Company is How We Want the Future To Be

We believe in a future where massive commercial success leads to significant positive impact. The effectiveness of the business is driven by the smart use of technology and a highly motivated and constantly learning team. We believe in our product, and that motivates committed action and thoughtful decision-making.

We're scaling the company guided by the principles of conscious entrepreneurship - cultivating a culture that values a healthy and energized team.

Our company values in action:

Every 'All Hands' meeting starts with a meditation, breathing, or centering exercise. Cultivating a culture of self-care, including taking a break for a Sensate session, is part of our values and lead to better balance as well as performance.

Implemented sustainable re-use and recycling of our product and strive to make environmentally conscious decisions, aligned with our business objectives and mission.

Opportunities for creativity and leadership come from every corner of the business as we nurture collaboration, initiative, and growth.

Investor Perks

Investor Perks

$500

- $50 voucher redeemable at www.getsensate.com

$1000

- $50 voucher redeemable at www.getsensate.com
- 12-month Plus subscription when you purchase a Sensate ($50 value)

$10,000

The ultimate Sensate experience:

- Latest version Sensate Pebble
- High-quality noise-canceling headphones from Master & Dynamic ($600 value)
- 12-month Plus subscription

$25,000

- Hear updates directly from the CEO with Quarterly VIP Advisory calls.
- 2 free Sensates
- 12-month Plus subscription for each Sensate

$2500

- ✅ Free Sensate

$3000

- ✅ Free Sensate
- ✅ 12-month Plus subscription

$5000

- ✅ 2 free Sensates
- ✅ 12-month Plus subscription for each Sensate

Sensate

The ultimate Sensate experience:

- ✅ Latest version Sensate Pebble
- ✅ High-quality noise-canceling headphones from Master & Dynamic ($600 value)
- ✅ 12-month Plus subscription

$250,000

- ✅ Major Investor Status
- ✅ 4 free Sensates
- ✅ 12-month Plus subscription for each Sensate

The ultimate Sensate experience:

- ✅ Latest version Sensate Pebble
- ✅ High-quality noise-canceling headphones from Master & Dynamic ($600 value)
- ✅ 12-month Plus subscription

Join Our Mission to Bring Relaxation & Stress Relief to the World



Join Our Mission **to Bring Relaxation & Stress Relief to the World**

The **Time to Invest** Is Now

We are thrilled to extend the opportunity once again to our users, fans, and supporters worldwide to become part of Sensate at this exciting stage in our journey. Together, we are empowering millions to enhance their stress self-regulation, resilience, and relaxation—not limited to those affluent enough to afford clinic treatments by specialists.

Investors who join this round will be in good company, participating in our success alongside institutional VCs, financial institutions, and professional investors.